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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

CENTRAL GOLD-TRUST
(Translation of registrant's name into English)

55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL GOLD-TRUST (Registrant)
Date: November 7, 2006	By:	/s/ J.C. STEFAN SPICER J.C. Stefan Spicer President & CEO

EXHIBIT INDEX

CENTRAL GOLD-TRUST

Exhibits to Form 6-K Press Release Selected Financial Information September 30, 2006

Exhibit A: Press Release — Selected Financial Information for the nine months ended September 30, 2006

EXHIBIT A

Central Gold-Trust

Wednesday November 8, 2006

        Central Gold-Trust (symbol: TSX — GTU.UN (Cdn.$) and GTU.U (U.S.$) AMEX — GTU (U.S. $)) has today released selected financial information in U.S. $ relating to results of operations for the nine months ended September 30, 2006.

CENTRAL GOLD-TRUST
STATEMENT OF NET ASSETS
(expressed in U.S. dollars, unaudited)

	September 30, 2006	December 31, 2005
Net assets:
Gold at market	$73,652,020	63,051,291
Interest-bearing cash deposits	1,380,148	1,662,689
Prepaid expenses & other	8,757	4,828

	75,040,925	64,718,808
Accrued liabilities	(87,692)	(59,061)

Net assets representing Unitholders' equity	$74,953,233	64,659,747

Represented by:
Capital: 3,277,500 units	$48,200,337	48,200,337
Retained earnings (inclusive of unrealized appreciation of investments)	26,752,896	16,459,410

	$74,953,233	64,659,747

Net asset value per unit	$22.87	19.73

Net asset value per unit expressed in Canadian dollars	$25.51	23.00
Exchange rate: U.S. $1.00 = Cdn.	$1.1153	1.1659

        The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

        Net assets increased by $10,293,486 or 15.9% during the nine month period to a total of $74,953,233 due to the increase in the price of gold.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

STATEMENT OF INCOME
(expressed in U.S. dollars, unaudited)

	Nine months ended September 30		Three months ended September 30
	2006	2005	2006	2005
Income (Loss):
Interest	$43,340	31,715	$15,055	11,404
Unrealized appreciation (depreciation) of investments	10,637,734	4,362,496	(1,751,500)	4,490,221

	$10,681,074	4,394,211	$(1,736,445)	4,501,625

Expenses:
Administration fees	$182,826	132,740	$61,491	45,271
Safekeeping, insurance & bank charges	54,166	38,480	18,676	13,299
Legal fees	40,233	25,095	12,193	6,000
Accounting fees	34,031	27,132	8,700	7,039
Trustee fees and expenses	30,434	28,995	11,411	11,380
Regulatory filing fees	15,168	8,437	—	—
Unitholder information	11,192	10,688	2,470	2,346
Stock exchange fees	11,043	8,376	3,681	2,792
Registrar and transfer agent fees	8,360	10,961	3,188	2,682
Miscellaneous	299	196	46	57
Foreign currency exchange (gain) loss	(164)	687	27	103

Total operating expenses	387,588	291,787	121,883	90,969

Net income (loss) (inclusive of unrealized appreciation (depreciation) of investments)	$10,293,486	4,102,424	$(1,858,328)	$4,410,656

Net income (loss) per unit: (inclusive of unrealized appreciation (depreciation) of investments)	$3.14	1.25	$(0.57)	1.35

        The net income for the nine months ended September 30, 2006 amounted to $10,293,486 ($3.14 per unit) compared to $4,102,424 ($1.25 per unit) for the same period in 2005, after deducting operating costs of $387,588 (2005: $291,787). Expenses increased for such period primarily due to higher administration fees resulting from an increase in net assets, and due to increased safekeeping, professional, regulatory and filing costs. Virtually all of the net income for the period is represented by unrealized appreciation of investments, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

        Expenses of maintaining the Trust, as a percentage of the average of the month-end net assets were 0.51% for the nine months ended September 30, 2006 when compared to 0.53% for the same period in 2005. For the twelve months ended September 30, 2006, the operating expense rate was 0.63% compared to 0.56% for the same period in 2005.

        Central Gold-Trust is a passive, single purpose, self-governing trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices. At September 30, 2006, the units of Central Gold-Trust were 98.3% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the American Stock Exchange.

        For further information, contact J.C. Stefan Spicer, President & CEO;

        Email: info@gold-trust.com Website: www.gold-trust.com; Telephone: 905-304-GOLD (4653).

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SIGNATURES
EXHIBIT INDEX CENTRAL GOLD-TRUST
Central Gold-Trust
CENTRAL GOLD-TRUST STATEMENT OF NET ASSETS (expressed in U.S. dollars, unaudited)
STATEMENT OF INCOME (expressed in U.S. dollars, unaudited)